Filed by Stantec Inc. pursuant to
Rule 425 under the Securities Act of 1933 and deemed
filed pursuant To Rule 14a-12 under the
Securities Exchange Act of 1934.
Subject Company: The Keith Companies, Inc.
Commission File No. 000-26561

THIS FILING CONSISTS OF AN INVESTOR PRESENTATION IN CONNECTION WITH THE PROPOSED COMBINATION OF STANTEC INC. (“STANTEC”) AND THE KEITH COMPANIES, INC. (“TKC”).

Additional Information and Where to Find It

In connection with the proposed merger, Stantec and TKC have filed a Registration Statement on Form F-4, a joint proxy statement/ prospectus and other related documents with the Securities and Exchange Commission (the “SEC”). Shareholders of TKC are advised to read these documents and any other documents relating to the merger that are filed with the SEC when they become available because they contain important information. Shareholders of TKC may obtain copies of these documents for free, when available, at the SEC’s website at www.sec.gov. These and such other documents may also be obtained for free from:

Stantec
10160-112 Street
Edmonton, Alberta, Canada, T5K 2L6
Phone: (780) 917-7000 Fax: (780) 917-7330

and from:

The Keith Companies
19 Technology Drive
Irvine, California, USA 92618-2334
Phone: (949) 923-6000 Fax: (949) 923-6121

Stantec and TKC and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with Stantec’s proposed acquisition of TKC. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding Stantec’s directors and executive officers is also included in its management information circular for its 2005 Annual Meeting of Shareholders, which was filed with the applicable securities commissions in Canada on or about March 31, 2005 and is available free of charge at the Canadian Securities Administrators’ web site at www.sedar.com or by contacting Stantec at the address or telephone number set forth above. Additional information regarding TKC’s directors and executive officers is also included in its proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on or about April 12, 2005 and is available free of charge at the SEC’s web site at www.sec.gov or by contacting TKC at the address or telephone number set forth above.

Cautionary Note Regarding Forward Looking Statements

This document contains forward-looking statements. In some cases, forward-looking statements can be identified by words such as “believe,” “expect,” “anticipate,” “plan,” “potential,” “continue” or similar expressions. Such forward-looking statements are based upon current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Some of the forward-looking statements contained in this document include statements about the proposed Stantec and TKC merger; including statements that: (i) the merger will allow the combined company to realize strategic goals; (ii) the merger is expected to be accretive to earnings of the combined company; (iii) the merger will allow Stantec to increase its revenues from its United States operations by approximately 70%; (iv) the combination with TKC will allow Stantec opportunities to cross sell services to TKC’s client base; and (v) the TKC shareholders will realize a premium of approximately 30%. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if TKC does not receive required shareholder approvals, if Stantec is unable to list its stock on a major US exchange or either party fails to satisfy other conditions to closing, the merger will not be consummated. In addition, the combined companies may not realize all or any of the expected benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: global capital market activities, fluctuations in interest rates and currency values, the effects of war or terrorist activities, the effects of disease or illness on local, national, or international economies, the effects of disruptions to public infrastructure, such as transportation or communications, disruptions in power or water supply, industry and worldwide economic and political conditions, regulatory and statutory developments, the effects of competition in the geographic and business areas in which the companies operate, the actions of management, and technological changes. Actual results may differ materially from those contained in the forward-looking statements in this document.

Stantec & Keith
Investor Presentation

July 2005

Stantec, founded in 1954, provides professional design and consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, and project management. Continually striving to balance economic, environmental, and social responsibilities, we are recognized as a world-class leader and innovator in the delivery of sustainable solutions. With a roster of comprehensive services, our Company supports clients at every stage, from initial concept and financial feasibility to project completion and beyond. Our multidisciplinary practice areas serve public and private sector clients in a diverse range of markets.

In simple terms, the world of Stantec is the water we drink, the roadways we travel, the buildings we visit, the industries in which we work, and the neighborhoods we call home.

Highlights

•	Established in 1954

•	Publicly traded since 1994

TSX:STN

NYSE:SXC (August 5, 2005)

•	51 years of uninterrupted profitability

•	50 locations in North America and the Caribbean

•	4,400 employees

•	18.9 Million Shares Outstanding (70% Institutional Ownership)

•	$550 Million Market Cap

Introduction to Stantec

Market	Client Type

Buildings - 20%

Practice Areas:

• • •	Architecture & Interior Design Buildings Engineering Facilities Planning & Operations

Environment - 21%

Practice Areas:

• •	Environmental Infrastructure Environmental Management

Industrial - 10%

Practice Areas:

• • •	Manufacturing/Industrial Power Resources and Chemicals Bio/Pharmaceuticals

Transportation - 16%

Practice Areas:

• • •	Transportation Infrastructure Transportation Planning & Traffic Infrastructure Management & Pavement Engineering

Urban Land - 33%

Practice Areas:

• • • •	Planning and Landscape Architecture Urban Land Engineering Surveys/Geomatics Quality Control/Assurance

Based on Net Revenue Q1 YTD	Introduction to Stantec 2

10-Year Performance

Introduction to Stantec

Rankings

•	Ranked #50 on the Engineering New Record’s listing of top 150 Global Design Firms, rising from #54 in 2003.

•	Listed #30 on the Sector Review 2004’s survey of the World’s Top 200 Consulting Engineering and Architectural Groups.

5-Year Performance

In thousands of
dollars (C$), except per
share amounts and ratios	2004	2003	2002	2001	2000

Gross revenue	$520,879	$459,942	$428,456	$356,942	$265,568
Net revenue	449,151	391,396	365,148	298,772	221,263
Income before taxes	44,660	39,628	33,095	27,306	20,867
Net income	30,190	25,070	20,192	15,370	11,226
Current assets	208,755	177,629	163,261	121,267	94,183
Current liabilities	126,755	128,506	99,295	88,487	68,667
Property and equipment	48,262	67,670	51,747	41,371	36,938
Long term debt	21,155	31,159	41,730	15,652	13,893
Shareholders’ equity	189,056	160,528	151,426	107,450	92,233
Gross revenue backlog	380,000	310,380	299,801	259,185	192,238
Net cash position	37,890	(9,808)	29,202	(7,145)	3,426

Earnings per share — basic	1.63	1.37	1.12	0.92	0.78
Earning per share — diluted	1.59	1.31	1.07	0.88	0.76
Book value per share	10.02	8.76	8.28	6.38	5.54
Current ratio	1.65	1.38	1.64	1.37	1.37
Debt to equity ratio	(0.02)	0.34	0.22	0.30	0.22
Price earnings ratio	16.25	16.13	14.91	13.99	9.94

Weighted average number of shares outstanding	18,499,598	18,329,960	17,987,358	16,742,730	14,374,264
Shares outstanding	18,871,085	18,327,284	18,282,720	16,846,340	16,668,340
Shares traded	5,700,000	5,163,000	4,553,100	8,907,200	4,551,610
High	23.39	23.48	20.50	14.25	8.00
Low	20.35	14.50	12.88	7.25	5.25
Close	26.48	22.10	16.70	12.88	7.75

Introduction to Stantec

Target Market

Stantec focuses on the North American market. The greater the population density, the greater the need for infrastructure such as community development, roadways, and facilities.

Opportunity

The infrastructure and facilities market generates over $50 billion in revenue in North America every year.

Fragmentation

Over 100,000 firms compete for this market, 95% of which have less than 50 employees.

Geographic Reach

Stantec has offices in five provinces, 12 states, and the Caribbean.

Positioning

Stantec has strategically positioned itself in the professional services business in infrastructure and facilities to deliver solid and consistent growth and profitability. The following operational strategies have been employed and, as a result, separate Stantec from the competition.

Project Lifecycle

•	Barriers to entry are greater in planning, maintenance and decommissioning phases.

•	Stantec is able to follow clients through the lifecycle phases of a project “cradle to grave”.

Professional Services Focus

•	Exclusive fee-for-service model

•	No construction risk

•	Lower capital requirements

Introduction to Stantec

Top Three Service Provider

Stantec’s target is to be in the top three firms within any given region/market segment.

Top-tier firms:

•	Serve the best clients

•	Offer best services

•	Attract best staff

•	Have more resiliency in tough economic times

Project & Client Diversity

•	Many projects translates to many clients

•	No single client or project more than 5% of revenue

•	Diversified client mix

Project Size

Capability to services all project sizes (capital project value/fees):

•	Greater than $100 million/$10 million

•	Between $50 and $100 million/$5 and $10 million

•	Less than $50 million/$5 million

•	90% of Stantec projects are less than $100 million/$10 million

Stantec Advantage

Logistical Systems

•	Financial Services, IT, HR, Business Development, Marketing Resources, Communications Support, Legal Services, Risk Management & Training

Technical Capabilities

•	Light Rail Transit, Health Care, Wasterwater process design, Leadership in Energy and Environmental Design (LEED), Ecotoxicology & Ecological Risk Assessment

Knowledge Systems

•	Decision Support Tools, Business Intelligence Tools, Marketing Knowledge Center, Practices & Procedures, Project Management Systems & Client Relationship Management.

Introduction to Stantec

Practice Area Specialization

Practice area diversification is achieved by focusing on 17 distinct specialist practice areas that can generally be grouped into five broad market segments:

Net Revenue
Breakdown	STN
• Buildings	20%

• Environment	21%

• Industrial	10%

• Transportation	16%

• Urban land	33%

Geographic Diversification

Currently, our geographic reach includes three economic regions in North America.

Net Revenue
Breakdown	STN
• Canada	61%

• US West	22%

• US East	16%

We also provide services in selected locations outside North America on a project basis (approximately 1% of revenue).

Introduction to Stantec

Life Cycle Solutions

Our business model includes the provisions of services in all five phases of the project life cycle:

•	Planning

•	Design

•	Construction

•	Maintenance

•	Decommissioning

3D Business Model Completed

The model mitigates our risks by ensuring that we are not dependent on any single geographic region, market segment or life cycle phase for our business.

Introduction to Stantec

Stantec’s goal is to become one of the top 10 global design firms.

To achieve this goal, we will continue to pursue excellence in design and project delivery and to follow an orderly growth plan building upon our solid foundation. Stantec has a clear vision and a well conceived strategy to fulfill that vision and the track record to bear out the integrity of our strategy.

Driver

Give Stantec professionals the opportunity to work with the

- Best clients on the

- Best projects and to

- Provide the best services

Introduction to Stantec

Action

Augment breadth and depth of expertise, enhance ability to serve Fortune 1000, government, and institutional clients, and expand geographic coverage. Stantec grows by either:

     Internal Organic Growth
•	Accounts for approximately 1/3 of targeted growth
•	Practice Area Expansion

     Acquisition Growth
•	Strategic In-filling
•	Geographic Expansion

Depth

Our plan is to continue with strategic in-filling of services in all current regions with people and companies that can fill gaps in our services matrix. Achieving a complete services matrix in a region positions Stantec to reach mature market penetration.

Breadth

We have a disciplined approach to achieving our objectives by gradually increasing our market presence. Our strategy includes expansion outside our existing regions primarily through opportunities to acquire firms that provide services in our services matrix. New regions allow for further strategic in-filling to reach desired market penetration.

Introduction to Stantec

Financial Summary

	Stantec		Keith
Year-end 2004 (at December 31)
in thousands of dollars, except per share amounts	$ Canadian	$ US	$ Canadian	$ US

Gross revenue*	520,879	398,378	137,740	105,346
Net revenue*	449,151	343,519	126,506	96,754
Income before income taxes*	44,660	34,157	18,181	13,905***
Net income*	30,190	23,090	10,469	8,007
Current assets**	208,755	173,673	84,133	69,994
Current liabilities**	126,755	105,453	17,455	14,522
Long-term debt**	21,155	17,600	—	—
Shareholders’ equity**	189,056	157,285	98,469	81,921
Earnings per share*
Basic	1.63	1.25	1.35	1.03
Diluted	1.59	1.22	1.31	1.00
Weighted average number of shares
Outstanding:
Basic	18,499,598	—	—	7,778,661
Diluted	19,007,289	—	—	8,039,457

* C$1.00 = US$1.3075 (average exchange rate for 2004)
** C$1.00 = US$1.2020 (exchange rate at Dec. 31 2004)
*** Before discontinued operations (discontinued operations = US$430,000)

Practice Area Specialization

The Keith companies will no longer be dependent on the real estate market to determine the success of their overall efforts. Stantec provides 5 key market segments that both compliment and augment the overall service offering.

Net Revenue
Breakdown	STN*	STN+TKC**
• Buildings	20%	16%
• Environment	21%	19%
• Industrial	10%	10%
• Transportation	16%	13%
• Urban Land	33%	43%

*Q1 YTD Numbers
**Expected split once combined

Introduction to Stantec

Geographic Diversification

Stantec and Keith combination will augment the company’s footprint in the North American Market. Stantec will now have access to the southern California market, one of the greatest areas of opportunity for Stantec to cross sell its professional services. The jointed firm will employ over 5,000 employees.

The Keith transaction will solidify a presence in California and will increase Stantec’s US operations by 70%.

Net Revenue
Breakdown	STN*	STN+TKC**
• Canada	61%	48%
• US West	22%	39%
• US East	16%	12%

*Q1 YTD Numbers
**Expected split once combined

Introduction to Stantec

Tony Franceschini, P.Eng.
President & CEO
Ph: (780) 917-7077
apf@stantec.com

Don Wilson, CA
Vice President & CFO
Ph: (780) 917-7269
dwilson@stantec.com

Simon Stelfox, B.Sc.
Investor Relations
Ph: (780) 917-7288
sstelfox@stantec.com

Stantec Inc.
10160 - 112 Street
Edmonton AB T5K 2L6
Ph: (780) 917-7000
Fax: (780) 917-7330

stantec.com
ir@stantec.com

TSX:STN

Q1 2005